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EXHIBIT 99.4(g)

Endorsement for 403 (b) Texas Optional
Retirement Program (ORP)
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                                  ENDORSEMENT

This endorsement is to be attached to and become a part of the contract
(Form 90-53) of each purchaser who is also a participant in the Texas Optional Retirement Program ("Program").

                403 (b) TEXAS OPTIONAL RETIREMENT PROGRAM (ORP)


Notwithstanding any provision of the contract to the contrary, the following restrictions apply to participants in the Texas Optional Retirement Program, pursuant to Texas law:

     a) loans against the cash value of a contract, surrender of contracts and other withdrawals to buy an annuity or make payment to you, your estate or your beneficiary may be made only if you reach the age of 70 1/2, die, retire or terminate employment in all Texas institutions of higher education, as defined under Texas law.

     b) withdrawals may only be made if we first receive (1) a written statement from the appropriate institution verifying your vesting status and termination of employment, and, except in case of your death, (2) a written statement from you that you are not transferring employment to another Texas institution of higher education.

     c) if you die, retire, or terminate employment in all Texas institutions of higher education before you are vested in the Program (this currently requires one year of participation in the Program), any amounts provided by the State's matching contribution will be refunded to the appropriate institution and not included in any payment we make.

     d) a withdrawal to make payment to an entity providing another funding vehicle may be made only to the extent permitted under the Program.

We reserve the right to change these restrictions, or to add restrictions, without your consent, to the extent necessary to maintain compliance with the laws and regulations applicable to the Program.


Pacific Mutual Life Insurance Company



Chairman and Chief Executive Officer                    Secretary

E-ORP-9053